SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                              Date: March 03, 2005

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14, 1ST TVERSKAYA-YAMSKAYA ST.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

          Registrant's telephone number, international: +7 095 973 9940

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X             Form 40-F   __
                                 ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes   __                  No   X
                                                      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________





On December 21, 2004 the Board of Directors of Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") made a decision to establish the Audit Committee and also approved the Audit Committee Regulations as the principal policy providing for the Committee's terms of reference, including establishing its authority, election of its members and its proceedings. A copy of the Audit Committee Regulations is attached hereto as
Exhibit 99.





                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: March 03, 2005               By:           [signed]
                                          -----------------------------------
                                       Name:  Andrey A. Gaiduk
                                       Title: Deputy General Director -
                                              Finance Director






                                  EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number                  Description

     99.                       English translation of the Audit Committee
                               Regulations of Rostelecom.






                                                                     Exhibit 99






                           AUDIT COMMITTEE REGULATIONS
                                  OF ROSTELECOM

1.      General

1.1. These Audit Committee Regulations ("Regulations") shall be the principal policy providing for the terms of reference of the Audit Committee of the Board of Directors of OJSC Rostelecom ("Committee"), including establishing its authority, election of its members and its proceedings.

1.2. The Committee shall be an auxiliary body of the Board of Directors of OJSC Rostelecom ("Company"). It shall be established for preliminary review of, or the taking of action with respect to, certain issues, as described below, which pursuant to the Charter of the Company are within the competence of the Board of Directors. The Committee shall not be a subdivision of the Company, nor shall the Company acquire any rights or obligations through it.

1.3. The Committee shall comply with the laws of the Russian Federation, U.S. securities laws, requirements of the U.S. and Russian securities market regulators, New York Stock Exchange listed company requirements applicable to listed foreign private issuers, applicable financial and accounting reporting standards, the Company's Charter, resolutions of the General Shareholders' Meetings and Board of Directors, the Corporate Governance Code of the Company and these Regulations.

1.4. For the purposes of these Regulations, the terms used herein shall have the same meaning as given to them in the Corporate Governance Code of the Company, current Russian legislation and requirements of regulatory agencies of other jurisdictions applicable to the Company after listing on stock exchanges in such jurisdictions ("Other regulatory agencies"). The term "the Company's financial statements and accounting policies" refers to the financial statements and accounting policies of the Company and its consolidated subsidiaries. The term "independent auditor" refers to the external auditor engaged by the Company for the purpose of audit and issuing an audit report or performing other audit, audit-related and non-audit services with regard to the statutory and international financial statements of the Company and its consolidated subsidiaries.

1.5. In the event of a conflict between the laws of the Russian Federation and the laws of other jurisdictions, the former shall prevail, save for issues related to securities of the Company listed in other jurisdictions, in which case the laws of the jurisdiction where such securities are listed shall prevail.

1.6. In the event of a conflict between the requirements of the Russian Federal Service for the Financial Markets and those of other regulatory agencies, the Committee's proceedings to the maximum possible extent shall be governed by the requirements setting forth higher standards.



2.      Committee's Purpose and Authority

2.1. The principal purpose of the Committee shall be to assist the Board of Directors in overseeing: (i) the quality and integrity of the Company's financial statements; (ii) the qualifications and independence of the Company's independent auditor; (iii) the performance of the Company's internal audit function ("internal auditor") and independent auditor; and (iv) the Company's compliance with legal and regulatory requirements.

2.2. The Committee shall ensure the promotion of the Board members' actual participation in exercising control and establishment of their personal awareness of the Company's operations related to the issues set in item
        2.1. of these Regulations.

3.      Committee's Duties and Responsibilities

        The Committee's duties and responsibilities shall include each of the items enumerated in this Section 3 and such other matters to be decided as may from time to time be delegated to the Committee by the Board of Directors to the extent permitted under Russian law.

3.1. The Committee shall be authorized to provide recommendations to the Board of Directors, or take direct action, with respect to the following:

3.1.1.  Company co-operation with independent auditor:

        The Committee shall be directly responsible, to the extent permitted under Russian law, for the appointment, compensation, retention and oversight of the work of the Company's independent auditor.

         The duties of the Committee shall include the following:

          (a) recommending to the Board of Directors the appointment of such independent auditor, which shall be based on an analysis of services rendered by various professional auditors and the terms and conditions for provision of such services, and recommending the retention (including termination) of such independent auditor;

          (b)  making   recommendations   to  the  Board  of  Directors  on  the
               engagement agreement to be entered into with such independent auditor, including a recommendation as to its compensation;

          (c) pre-approving all audit, audit-related and non-audit services to be provided by such independent auditor;

          (d) approving all audit, audit-related and non-audit engagement fees and terms;

          (e)  overseeing the work of such independent auditor;

          (f) resolving disagreements between management and such independent auditor with respect to financial reporting; and

          (g) reviewing and discussing audit results and all information and data contained in the audit report with auditors prior to presentation thereof for review by the Board, and supervising the implementation of the auditor's recommendations by the Company's management.

3.1.2. Promotion of the efficiency of Company's internal audit function and the Audit Commission and their efficient cooperation with the independent auditor. The duties of the Committee also shall include the following:

          a) Making recommendations based on the Committee's cooperation with the Audit Commission and its supervision over implementation of the Audit Commission's conclusions by the Company's management.

          b) Making recommendations to the Board of Directors on audit objectives to be pursued by the Audit Commission.

          c) Making recommendations resulting from the Committee's oversight over proceedings of the internal auditor, including recommendations on audit objectives to be pursued by the internal auditor.

          d) Making recommendations on amendments to the Company's regulations governing the Company's internal auditor.

3.1.3. Review of the Company's internal control standards and procedures. The duties of the Committee shall include the following:

          a) Making recommendations resulting from the Committee's periodic review and discussion with management of the Company's guidelines and policies with respect to the process by which the Company undertakes risk assessment and risk management, including discussion of the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including recommendations for management of risks incurred in the course of the Company's operations.

          b) Making recommendations for crisis management policies in the Company.

          c) Making recommendations regarding the development of internal control procedures in co-ordination with management and the Company's internal auditor.

          d) Making recommendations for improvement of the Company's existing internal control system, resulting from the Committee's monitoring of the application of internal control procedures and assessment of the internal control system.

          e) Making recommendations resulting from the Committee's review of management's report on internal control over financial reporting, to be prepared in accordance with the rules promulgated by the U.S. Securities and Exchange Commission (the "SEC") pursuant to
               Section 404 of the Sarbanes-Oxley Act and included in the Company's annual report on Form 20-F.

          f) Establishing procedures required for (i) the receipt, retention and treatment of complaints received by the Company concerning accounting, internal controls or auditing matters and (ii) the confidential and anonymous submission by the Company's employees of concerns regarding questionable accounting or auditing matters.

3.1.4. Review of the Company's financial statements. The duties of the Committee shall include the following:

          a) Making recommendations on the procedures to be followed for preparation of the Company's accounting and financial statements.

          b) Making recommendations based on the Committee's (i) discussions with the independent auditor and the Company's management regarding the Company's annual financial statements and interim financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Company's annual report on Form 20-F and (ii) review of such financial statements and audit results prior to their presentation for review by the Company's Board of Directors.

          c) Making recommendations resulting from discussions with the independent auditor regarding audit results and all additional information contained in the independent auditor's report to the Committee required by Section 10A(k) of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"), prior to the filing of the Company's annual report on Form 20-F.

          d) Making recommendations resulting from discussions with the independent auditor, at least annually, of the matters required to be discussed by Statement on Auditing Standards 61, as it may be modified or supplemented, which requires independent auditors to communicate certain matters related to the conduct of an audit to those who have responsibility for oversight of the financial reporting process, specifically the audit committee.

          e) Making recommendations resulting from the Committee's review of, and discussion with the CEO and CFO regarding, the procedures undertaken in connection with the CEO and CFO certifications for Form 20-F, including their evaluation of the Company's disclosure controls and procedures and internal control over financial reporting.

3.2. The Committee shall undertake and review with the Board of Directors an annual performance evaluation of the Committee, which shall compare the performance of the Committee with the requirements of these Regulations and set forth the goals and objectives of the Committee for the upcoming year. The report to the Board of Directors should be made in the form of written report signed by the Chairperson of the Committee.

3.3.    The Committee shall, at least annually:

     (i) obtain a written report by the independent auditor describing, to the extent permitted under applicable auditing standards and other legal and contractual obligations of the independent auditor:

          a)   the independent auditor's internal quality-control procedures;

          b) any material issues raised by the quality-control review, or peer review, of legal entity elected as the independent auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the independent auditor, and any steps taken to deal with any such issues; and

          c)   all  relationships   between  the  independent  auditor  and  the
               Company; and

     (ii) review  the  foregoing  report  and  the  independent  auditor's  work throughout the year and evaluate the independent auditor's qualifications, performance and independence, including a review and evaluation of the lead partner on the independent auditor's engagement with the Company, and present its conclusions to the Board of Directors and, if so determined by the Committee, recommend that the Board of Directors take additional action to satisfy itself of the qualifications, performance and independence of the independent auditor.

3.4. The Committee shall regularly review with the independent auditor any audit problems or difficulties and management's response, including any restrictions on the scope of the independent auditor's activities or on access to requested information, and any significant disagreements with management. This review shall also include a discussion of the responsibilities, budget and staffing of the Company's internal auditor.

3.5. The Committee shall review and discuss with management and the independent auditor significant issues regarding:

          a)   accounting and auditing principles and practices;

          b)   financial   statement   presentations,   including  all  critical
               accounting policies and estimates;

          c) any significant changes in the Company's selection or application of accounting principles; and

          d) the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies.

3.6. The Committee in cooperation with the Company's Department for Public and Investor Relations shall establish policies for the Company's hiring of employees or former employees of the independent auditor.

3.7. The Committee in cooperation with the Company's Human Resource Department shall establish policies for the Company's hiring of employees or former employees of the independent auditor.

3.8. The Committee, in cooperation with the Company's management, shall establish procedures for the independent auditor to report directly to the Committee, and the independent auditor shall report directly to the Committee.

4.      Audit Committee Authority

4.1. To achieve the objectives set forth by these Regulations, the Committee shall have the following authority: - To request information required by it from the Company's management, the Board of Directors and the internal and independent auditors by making a written request signed by the Committee's Chairman.

          - If required, to invite to its meetings the General Director of the Company, members of the Board of Directors, members of the Management Board, members of the Audit Commission of the Company, the internal and independent auditors of the Company, other officers and employees of the Company (with a notice to the Deputy General Director in charge of the invited employee), and other persons, whom the Committee deems necessary to invite as experts on agenda items, by serving a written notice signed by the Committee's Chairman.

          - To engage independent counsel and other advisors, as it determines necessary to carry out its duties. Pursuing a personal interest in the engagement of such independent counsel or advisors shall not be allowed.

4.2. The Company shall provide for appropriate funding for the Committee in its capacity as a committee of the Board of Directors, for payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties and for independent counsel or advisors employed pursuant to Section 4.1 above. The funding volume is determined by the Board of Directors within the Company's annual budget.

4.3. The Committee shall have the responsibility and authority to approve, in advance of the provision thereof, all audit services and all permitted non-audit services to be provided to the Company by the independent auditor.

4.4. The Committee shall obtain annually from the independent auditor assurance that the audit was conducted in a manner consistent with
        Section 10A of the Exchange Act which sets the critical audit requirements.

4.5. The Committee shall review with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues regarding the Company's financial statements or accounting policies.

4.6. The Committee shall review with the Company's general counsel any legal matters that may have a material impact on the financial statements or the compliance policies of the Company, and any material reports or inquiries received by the Company from regulators or governmental agencies.



5.      Members of the Committee

5.1. The Committee is comprised of not less than three members who are independent directors on the Company's Board of Directors.

5.2. Members of the Committee shall be deemed to be independent only after the Company's Board of Directors has resolved that they satisfy the independence requirements relating to directors as set forth in the Corporate Governance Code of the Company.

5.3. As an exception to the independence requirements, a member of the Board of Directors may serve on the Committee as a representative of an affiliate of the Company, provided that:

          - such person meets the "no compensation" prong of the independence requirements set forth in Section 10A(m) of the Exchange Act, which bars audit committee members from accepting, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or its subsidiaries, other than in the member's capacity as a member of the Board of Directors of the Company and any of its Committees;

          -    such person has only "observer" status on the Committee;

          -    such person is not a voting member of the Committee;

          -    such person is not the Chairman of the Committee; and

          -    such person is not an executive officer of the Company.

5.4. The term of office of the Committee members shall be limited by the term of office of the current members of the Company's Board of Directors.

5.5. The Chairman and the members of the Committee shall be elected by the Company's Board of Directors further to a nomination by the Chairman of the Board of Directors. The Chairman of the Board of Directors may not be elected Chairman of the Committee.

5.6. Changes to the Committee may be made at any time pursuant to a resolution of the Company's Board of Directors further to a proposal by the Chairman of the Committee or by the Chairman of the Board of Directors.

5.7. The Chairman and members of the Committee shall be elected with due consideration of their education, professional background, experience in the sphere of the Committee business, skills in handling financial statements and other specialist knowledge required of the Committee members for performance of their duties. If necessary, in compliance with a resolution of the Board of Directors, the Committee members may be provided with professional training in accordance with the annual budget of Committee.

5.8. Each member of the Committee shall be financially literate, or must become financially literate within a reasonable period of time after appointment to the Committee, and at least one member of the Committee must have accounting or related financial management expertise, as such qualifications are interpreted by the Board of Directors in its business judgment.

5.9. One of the Committee members may be an "audit committee financial expert", as such term is defined in Item 16A of Exchange Act Form 20-F.

5.10. No director may serve as a member of the Committee if such director serves on the audit committee of more than three other public companies, unless the Board of Directors determines that such simultaneous service would not impair the ability of such director to effectively serve on the Committee.

5.11. The Secretary of the Board of Directors shall act as a Secretary of the Committee.



6.      Meetings of the Committee

6.1. Meetings of the Committee attended by its members shall be held at least quarterly in compliance with a schedule approved by the Board of Directors. Extraordinary meetings of the Committee may be arranged at any time by decision of the Committee or on the initiative of any Committee member.

6.2. The Committee shall meet separately, periodically, with management, with Audit Comission members, with the Company's internal auditors and with the independent auditor.

6.3. The Committee members and invitees shall be notified in writing, by facsimile, telephone, electronic or other means about the Committee meeting and timely provided with supporting materials necessary to prepare for discussion of agenda issues. Notification on the meeting and proposals on the issues of the agenda of the Committee meeting, on which resolutions shall be taken, shall be delivered to the Committee members and invitees at least 5 (five) business days prior to the date of the meeting. If an issue requires an urgent resolution such period may be reduced with the consent of all members of the Committee.

6.4. A meeting shall be duly qualified (have a quorum) if attended by (if by the commencement of the meeting a written opinion has been received from) all Committee members. Lack of quorum shall result in postponement of the Committee meeting. In that case the next meeting shall be qualified if attended by (if by the commencement of the meeting a written opinion has been received from) two-thirds of all Committee members. Absence of invited experts shall not cause a meeting to be postponed. However, if discussion of the agenda issues is not possible in absence of the invitees, the Committee may choose to postpone the meeting.

6.5. For adoption of resolutions by the Committee, the Committee members present at the meeting shall state their opinion on the agenda issues by voting. A Committee member with "observer" status may participate in the discussion of any agenda issue and voice his/her opinion or submit it in writing for review by the Committee members.

6.6. If a Committee member is prevented from attending the meeting, the Committee member may offer his/her opinion on the agenda issues in writing.

6.7. Any information regarding the personal interest of a Committee member in connection with any agenda issue shall be disclosed at the Committee meeting and made known to the Board of Directors.

6.8. Resolution of the Committee shall be adopted by a majority of votes cast by the Committee members present at the meeting. Each member of the Committee shall have one vote at the meeting. Giving a proxy for voting by a Committee member to another person, including a member of the Committee shall not be permitted.

6.9. If a Committee member disagrees with a resolution and votes against its adoption, but the resolution is passed by a majority of votes, such member may have his/her separate opinion recorded and attached to the minutes/recommendations of the Committee.

6.10. Based on the results of the Committee meeting, recommendations of the Committee may be issued. Recommendations that are adopted by the Committee shall be submitted to the Board of Directors within the set of materials provided before the corresponding meeting. The recommendations shall reflect the opinion of the entire Committee. If the Committee members disagree, separate opinions shall be attached to the recommendations.

6.11. Recommendations shall be signed by the Chairman of the Committee and its Secretary. It shall be the responsibility of the Chairman of the Committee to notify the members of the Board of Directors of the recommendations in a timely fashion.

6.12. The Secretary of the Committee shall provide for storage of the minutes of the Committee meetings and recommendations made by the Committee in compliance with the file storage procedures adopted by the Company. The Committee members and the members of the Board of Directors who are not on the Committee shall have access to the minutes of the Committee meetings, materials submitted for review by the Committee and recommendations made by the Committee.

7.      Reports of the Audit Committee

7.1. Upon preparation of the annual accounting and financial statements of the Company and upon a request of the Board of Directors, the Committee shall report to the Board of Directors on the performance of its duties in the annual report period in compliance with these Regulations, including:

          - whether the Committee certifies, further to discussions with the management of the Company and the independent auditor, that the accounting and financial statements of the Company are true and accurate in all material respects and comply with the applicable standards governing accounting and financial reporting;

          - whether the independent auditor discussed with the Committee its professional opinion about such issues and other information, which the independent auditor is required to discuss with the audit committee in compliance with applicable rules and standards; and

          - whether the Committee members discussed such issues and other information at their meetings in the absence of the Company's management and independent auditor.

7.2. The Committee shall report regularly to the Board of Directors and review with the Board of Directors any issues that arise with respect to:

          (i)  the quality or integrity of the Company's financial statements;

          (ii) the performance and independence of the Company's independent auditor;

          (iii) the performance of the Company's internal auditor; and

          (iv) the Company's compliance with legal and regulatory requirements.

7.3. These Regulations and all amendments hereto shall be furnished to the SEC on Form 6-K via EDGAR and disclosed on the Company's website, which provides free access hereto to the public.

8.      Committee Co-ordination With Executive Bodies of the Company

8.1. The Secretary of the Committee shall provide for technical and procedural co-ordination of the Committee with the executive bodies of the Company.

8.2. The executive bodies of the Company shall inform the Committee on (i) execution of resolutions of the Board of Directors based on the Committee's recommendations; (ii) all material changes to matters within the competence of the Committee by sending an information letter addressed to the Chairman of the Committee.

9.      Responsibility of the Audit Committee

9.1. The Committee members shall exercise their rights and perform their duties for the benefit of the Company and shall act reasonably and in good faith in respect of the Company.

9.2. The responsibility of the Committee members shall be determined by the Committee's purpose, objectives and functions.

10.     Remuneration and Dismissal of the Audit Committee Members

10.1. The Committee members may not accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company, its subsidiaries or legal entities affiliated with it, other than in the member's capacity as a member of the Board of Directors of the Company and any of its committees.

10.2. If the Committee is given notice by its member about circumstances preventing him/her from acting as a member of the Committee, or if a member of the Committee ceases to be an independent director, the Board of Directors of the Company shall consider the changes in the composition of the Committee.

10.3. If the dismissal of a Committee member on the grounds referred to herein causes the number of Committee members to be less than three, the Board of Directors shall consider the election of additional members to the Committee, as necessary for the Committee to perform its functions in compliance with these Regulations and applicable laws.

11.     Final Provisions

11.1. These Regulations shall be approved by the Board of Directors. The Committee shall review and evaluate these Regulations on an annual basis and submit draft amendments hereto for review and approval by the Board of Directors of the Company.

11.2. Any amendments hereto may only be made by a resolution of the Board of Directors.

[END OF FILING]